SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          WHITMAN EDUCATION GROUP, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   966524-10-0
                                 (Cusip Number)

       RICHARD C. PFENNIGER, JR., 4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
          (305) 575-6000 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

- - ----------------------------------------                ------------------------
CUSIP NO. 966524-10-0                         13D         PAGE 2
          ------------
- - ----------------------------------------                 -----------------------
- - --------------------------------------------------------------------------------
1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PHILIP FROST, M.D.

         SS# ###-##-####
- - --------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group               (a) [X]
                                                                        (b) [ ]

- - --------------------------------------------------------------------------------
3        SEC USE ONLY


- - --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
- - --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
- - --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
- - --------------------------------------------------------------------------------
NUMBER OF SHARES         7       SOLE VOTING POWER
BENEFICIALY OWNED                        0
OWNED BY EACH
REPORTING PERSON
WITH                   ---------------------------------------------------------
                         8       SHARED VOTING POWER
                                         5,289,628
                       ---------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                         0
                       ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                        5,289,628
- - --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,289,628
- - --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
- - --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.3%
- - --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
- - --------------------------------------------------------------------------------

- - -----------------------------------                -----------------------------
CUSIP NO. 966524-10-0                    13D              PAGE 3
        --------------
- - -----------------------------------                ----------------------------

- - --------------------------------------------------------------------------------
       NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FROST-NEVADA, LIMITED PARTNERSHIP

         IRS I.D. #59-2749083
- - --------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group              (a) [X]
                                                                       (b) [ ]

- - --------------------------------------------------------------------------------
3        SEC USE ONLY


- - --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
- - --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
- - --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA
- - --------------------------------------------------------------------------------
NUMBER OF SHARES         7       SOLE VOTING POWER
BENEFICIALY OWNED                        0
OWNED BY EACH
REPORTING PERSON
WITH
                       ---------------------------------------------------------
                         8       SHARED VOTING POWER
                                         5,289,628
                       ---------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                         0
                       ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                         5,289,628
- - --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,289,628
- - --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
- - --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.3%
- - --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
- - --------------------------------------------------------------------------------

- - ----------------------------------                ------------------------------
CUSIP NO. 966524-10-0                   13D               PAGE 4
          -----------
- - ----------------------------------                ------------------------------


- - --------------------------------------------------------------------------------
1        NAME OF REPORTING
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FROST-NEVADA CORPORATION

         IRS I.D. #59-274-9057
- - --------------------------------------------------------------------------------
2        Check the appropriate Box if a Member of a Group               (a) [X]
                                                                        (b) [ ]

- - --------------------------------------------------------------------------------
3        SEC USE ONLY


- - --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         00
- - --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]
- - --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA
- - --------------------------------------------------------------------------------
NUMBER OF SHARES         7       SOLE VOTING POWER
BENEFICIALY OWNED                        0
OWNED BY EACH
REPORTING PERSON
WITH                       -----------------------------------------------------
                         8       SHARED VOTING POWER
                                         5,289,628
                       ---------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                         0
                       ---------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                         5,289,628
- - --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,289,628
- - --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [ ]
- - --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.3%
- - --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
- - --------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER.

               This is Amendment No. 2 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons"), with respect to Common Stock, no par value (the "Shares") of Whitman Education Group, Inc. (the "Issuer"). The principal executive officers of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida, 33137-3227. Information regarding each of the Reporting Persons is set forth below.

Item 2. IDENTITY AND BACKGROUND.

               Item 2 is amended and restated in its entirety as follows:

               Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

               The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

               Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder and a director of Frost-Nevada Corporation. Neil Flanzraich is a director and the sole officer of Frost- Nevada Corporation. Neil Flanzraich's present principal occupation is as an attorney with the law firm of Heller, Ehrman, White & McAuliffe. Mr. Flanzraich's principal business address is 525 University Avenue, Palo Alto, California 94301-1900.

               To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Flanzraich has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost and Mr. Flanzraich is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is amended and supplemented as follows:

               The aggregate purchase price of Shares of the Issuer purchased by the Partnership and Phillip Frost, M.D. reported in this Amendment No. 2, including the payment of commissions, was $219,192.25 and $54,670, respectively. The source of funds used by the Partnership and Phillip Frost, M.D. in making these purchases was working capital of the Partnership and the personal funds of Phillip Frost, M.D. No portion of the consideration used by the Partnership or Phillip Frost, M.D. in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4. PURPOSE OF TRANSACTION.

               Item 4 is amended in its entirety and restated as follows:

               The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Shares (subject to availability of Shares of prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

               Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is amended in its entirety and restated as follows:

                                    AMOUNT OF SHARES                 PERCENTAGE
        NAME                        BENEFICIALLY OWNED                 CLASS*

Phillip Frost, M.D.                 5,289,628**                         47.3%

Frost-Nevada Corporation            5,289,628**                         47.3%

Frost-Nevada, Limited               5,289,628**                         47.3%
Partnership
- - ----------------------------
* Based on 8,833,524 Shares outstanding on March 31, 1996, as reported by Continental Stock Transfer and Trust Company and assumes the exercise by
        (i) the Partnership and Phillip Frost, M.D. of warrants to purchase 850,000 and 1,300,000 Shares, respectively and (ii) Dr. Frost of options to purchase 200,000 Shares. Exercise of these warrants and options are subject to the restrictions of the New Jersey Shareholders Protection Act. The number of shares, warrants and options noted here have been restated to properly reflect the effects of a 2-for-1 stock split effected by the issuer on May 14, 1996.

** These Shares are owned of record by one or more of the Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder and a director of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of the Reporting Persons. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each Reporting Person will be deemed to be the beneficial owner of Shares held by any other Reporting Person.

        The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder and a director of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

               Other than as reported on Exhibit 2 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is amended in its entirety and restated as follows:

               Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding of relationship with any person with respect to any securities of the Issuer.

               Unless otherwise indicated, all of the Share information and exercise prices for warrants and options to acquire Shares in this Item 6 have been adjusted to reflect a 2-for-1 stock split effected by the Issuer on May 14, 1996.

               On January 27, 1995, the Issuer granted the Partnership warrants to purchase 1,150,000 Shares at $3.125 per Share which expire on January 26, 2000. These warrants were issued in exchange for the guaranty of a loan. On March 31, 1995 warrants to purchase 150,000 of these Shares (without giving effect to the May 14, 1996 stock split) were exercised at a reduced exercise price of $3.51.

               On February 26, 1996, the Issuer granted to Dr. Frost warrants to purchase 1,300,000 Shares at $4.25 per Share which expire on February 25, 2001. These warrants were issued in exchange for the guaranty of a loan.

               On November 20, 1992, the Issuer granted Dr. Frost options to purchase 50,000 Shares at $3.75 per Share which expire on November 19, 2002. On October 1, 1993, the Issuer granted Dr. Frost options to purchase 50,000 Shares at $5.875 per Share which expire on September 30, 2003. On October 21, 1994, the Issuer granted Dr. Frost options to purchase 50,000 Shares at $2.4375 per Share which expire on October 20, 2004. On November 9, 1995, the Issuer granted Dr. Frost options to purchase 50,000 Shares at $3.1875 per Share which expire on November 8, 2005. These options are subject to the terms and conditions of the Issuer's 1986 Directors and Consultants Stock Option Plan.

               The exercise of the warrants and options are subject to the restrictions of the New Jersey Shareholders Protection Act.

               The descriptions of the Stock Purchase Warrants and the Stock Option Agreements contained herein is not intended to be complete and is qualified in its entirety by reference to these Agreements which are attached hereto as Exhibits 5 through 10 and incorporated herein by reference.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

        1.     Joint Filing Agreement.

        2. Description of transactions in the Issuer's Shares by Frost-Nevada, Limited Partnership.

        3. Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

        4.     Power of Attorney granted to Phillip Frost, M.D. by Neil
               Flanzraich.

        5. Second Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

        6.     Whitman Medical Corp. Stock Purchase Warrants issued January
               27, 1995.

        7.     Whitman Medical Corp. Stock Purchase Warrant issued February
               26, 1996.

        8. Director and Consultants Stock Option Agreement, dated November 20, 1992, between Whitman Medical Corp. and Phillip Frost, M.D.

        9. Director and Consultants Stock Option Agreement, dated October 1, 1993, between Whitman Medical Corp. and Phillip Frost, M.D.

        10. Director and Consultants Stock Option Agreement, dated October 21, 1994, between Whitman Medical Corp. and Phillip Frost, M.D.

        11. Director and Consultants Stock Option Agreement, dated November 9, 1995, between Whitman Medical Corp. and Phillip Frost, M.D.

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: June 19, 1996                      /s/ Phillip Frost
                                         ----------------------------
                                         Phillip Frost, M.D.


                                         FROST-NEVADA, LIMITED
                                         PARTNERSHIP


                                         *
Date: June 19, 1996                      ----------------------------
                                         Neil Flanzraich
                                         President of Frost-Nevada Corporation,
                                         General Partner


                                         FROST-NEVADA CORPORATION


                                         *
Date: June 19, 1996                      ----------------------------
                                         Neil Flanzraich
                                         President



*By  /s/ Phillip Frost
    ------------------------------
        Phillip Frost, M.D.
        (Attorney-in-fact pursuant
         to Power of Attorney)

                                         EXHIBIT INDEX


EXHIBIT    DESCRIPTION

1          Joint Filing Agreement.

2 Description of transactions in the Issuer's Shares by Frost-Nevada, Limited Partnership.

3          Description of transactions in the Issuer's Shares by Phillip
           Frost, M.D.

4          Power of Attorney granted to Phillip Frost, M.D. by Neil
           Flanzraich.

5          Second Amended and Restated Agreement of Frost-Nevada,
           Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

6          Whitman Medical Corp. Stock Purchase Warrants issued
           January 27, 1995.

7          Whitman Medical Corp. Stock Purchase Warrant issued
           February 26, 1996.

8          Director and Consultants Stock Option Agreement, dated
           November 20, 1992, between Whitman Medical Corp. and
           Phillip Frost, M.D.

9          Director and Consultants Stock Option Agreement, dated
           October 1, 1993, between Whitman Medical Corp. and Phillip
           Frost, M.D.

10         Director and Consultants Stock Option Agreement, dated
           October 21, 1994, between Whitman Medical Corp. and Phillip
           Frost, M.D.

11         Director and Consultants Stock Option Agreement, dated
           November 9, 1995, between Whitman Medical Corp. and
           Phillip Frost, M.D.